SEC FILE NUMBER 000-56616
CUSIP NUMBER 91875K 106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):      ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN    ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Vado Corp.
Full Name of Registrant

Former Name if Applicable

73 Market Street
Address of Principal Executive Office (Street and Number)

Venice, California 90291
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vado Corp. (the “Company”) is unable to file the Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2024 in a timely manner without unreasonable effort or expense due to a change in the Company’s financial accounting personnel. The Company expects to file the Form 10-K on or prior to the 15th calendar day following the prescribed due date of the Annual Report, as Rule 12b-25 under the Securities Exchange Act of 1934 requires.

PART IV — OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification

Jason Wulfsohn	888	545-0009
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes    ☐ No

The Company expects to report revenue of approximately $21.3 million for the fiscal year ended December 31, 2024 (“FY 2024”), compared to revenue of approximately $16.0 million for the fiscal year ended December 31, 2023 (“FY 2023”), with gross profit of approximately $3.8 million for the FY2024 compared to gross profit of approximately $4.7 million for FY 2023. The decrease in gross profit is primarily due to competitive pricing pressure in the market. The Company expects to report a net loss of approximately $5.9 for FY 2024, compared to a net loss of approximately $8.5 for FY 2023.

Vado Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2025	By:	/s/ Jason Wulfsohn
Jason Wulfsohn
	Title:	Chairman of the Board of Directors